UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                           File No. 70-10136

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On August 5, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27708 in File No. 70-10136 authorizing the acquisition of all the issued and outstanding shares of the common stock of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A").[1] The Order required the applicants, which included KeySan Corporation, KeySpan Energy Corporation, KeySpan Services, Inc., KeySpan Business Solutions, Inc. and Paulus, Sokolowski and Sartor LLC, to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, beginning with the quarter in which the transaction has been consummated, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the quarterly period ended June 30, 2005.


                                                Respectfully submitted,



                                                By: /s/Alfred C. Bereche
                                                    ----------------------------
                                                    Alfred C. Bereche
                                                    Associate General Counsel

Dated: August 11, 2005


--------
(1) Pursuant to the terms of the underlying application, BR+A has been converted into a limited liability company known as Bard, Rao + Athanas Consulting Engineers, LLC.

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                           QUARTER ENDED JUNE 30, 2005


     KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) Unaudited financial statements of BR+A (including balance sheet and statement of income) for the quarter.

     Answer: See Appendix A (filed on a confidential basis pursuant to Rule 104 under the Act).

     (b) Unaudited financial statements of BR+A (including balance sheet and statement of income) for the calendar year then ended.

     Answer: See Appendix A (filed on a confidential basis pursuant to Rule 104 under the Act).

     (c) A schedule setting forth the segment revenue during the reporting period for BR+A.

     Answer: See Appendix B (filed on a confidential basis pursuant to Rule 104 under the Act).

     (d) A narrative description of BR+A's principal business activities during the reporting period, including the types of facilities served and the general nature of the work performed during the reporting period.

     Answer: BR+A is in the business of providing engineering services primarily related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and (iii) the sale, installation and servicing of electric and gas appliances. During the reporting period BR+A has been principally engaged in the business of providing engineering services related to the design, construction, installation, maintenance and service of new and retrofit HVAC, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers primarily in the medical, healthcare and technology arenas, including hospitals and universities.

                                   APPENDIX A



                  Income Statements and Balance Sheets of BR+A

                         (filed on a confidential basis)

                                   APPENDIX B



                            Segment Revenue Schedule

                         (filed on a confidential basis)